Exhibit 99.2

Western Wind Energy Corp.
Management Discussion and Analysis
For the Year ended December 31, 2010

APRIL 11, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us” or “we” or the “Company”) as at and for the year ended December 31, 2010 (the “financial statements”). All amounts are expressed in Canadian dollars unless otherwise stated. References to notes are with reference to the financial statements.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

DESCRIPTION OF THE BUSINESS

The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company owns two operating wind energy electrical generation facilities in California. The Company is further developing wind and solar energy projects in California, Arizona, the Province of Ontario and the Commonwealth of Puerto Rico. The two operating wind plants are comprised of the Windridge generating facility in Tehachapi, California that has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California that has a 30 MW rated capacity.

The Company operates a majority of its operations and management and development of new energy projects through one wholly-owned subsidiary. Western Wind Energy US Corporation (formerly known as “Verde Resources Corporation”) (“Western Wind US”) is responsible for the land ownership in Arizona, the development of all Arizona and California wind projects, including Windstar and Kingman, and the operation of the existing 30 MW Mesa Wind Farm through its wholly-owned subsidiary, Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated four project specific subsidiaries of Western Wind US, Windstar Holding Company (“Windstar Holding”), Windstar Holding Company II, LLC (“Windstar Holding II”), and Windstar Energy LLC (“Windstar Energy”), to construct and operate Windstar, and one subsidiary, Kingman Energy Corp. (“Kingman Energy”), to construct and operate Kingman. Two additional companies, Western Solargenics Inc. (“Solargenics”) and Solargenics Ottawa 1 Inc. (“Ottawa”), were incorporated in Ontario to actively pursue the development of solar energy projects in Ontario, Canada.

The Company has assembled a management team that is experienced in all aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations, finance and sales and marketing.

The Company employs eight full time consultants, four full time employees and six part-time consultants to develop new wind farms and solar projects and manage the Company. The Mesa Wind Farm (“Mesa”) and the Windridge Wind Farm (“Windridge”) are operated and managed by an unaffiliated company, Green Energy Maintenance Corp. (formerly Airstreams Maintenance Corporation) (“GEM”).

HIGHLIGHTS

  The Company closed financing of $275 million for its 120 MW Windstar development project (“Windstar”), in Tehachapi, California.

  The Company commenced construction on its Windstar project in December 2010 and estimates initial operations to commence in quarter four 2011.

  The Company closed financing of $24 million for its 10.5 MW Kingman development project (“Kingman”), in Mohave County, Arizona.

  The Company commenced construction on its Kingman project in December 2010 and estimates initial operations to commence in quarter three 2011.The company secured a 400 acre parcel of land in Puerto Rico and a 20-year fixed price power purchase agreement with the Puerto Rico Electric Power Authority (“PREPA”) for a 30 MW solar project.

  The Company is continuing to purchase and lease land in California and Arizona to build additional wind farms and is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties into wind and/or solar farms.

OVERALL PERFORMANCE

Operations

Mesa Wind Farm – 30MW

The Company’s Mesa Wind Farm is a 30 MW wind generation facility located in the San Gorgonio Pass near Palm Springs, California. The assets include a right-of-way on 440 acres of land owned by the Bureau of Land Management (“BLM”), a Power Purchase Agreement (“PPA”) with Southern California Edison (“SCE”), 460 wind turbines, a collection system, a substation, roads and a maintenance building. The electricity production over the last nine years has been approximately 60 million kWh per year.

Currently, of the original 460 65-kW Vestas V15 turbines, approximately 430 turbines are still operational and most have been upgraded to 75 kW, therefore maintaining the nominal 30 MW capacity with fewer units. All operations and maintenance are subcontracted out to GEM, an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

Electricity generated from the Mesa Wind Farm for the year ended December 31, 2010 was 53,395 MWh (2009 –57,229 MWh). The average selling price wasUS $42.18 per MWh (2009 – US$39.24) and the total available capacity payments were US$302,183 (2009 – US$114,719) for an 8% increase in total revenues to US$2,553,614 (2009 – US$2,357,579). Cost of sales for the year was US$1,379,912 (2009 – US$1,542,763) for a net contribution of $1,173,702, a 44% increase compared to US$814,816 for the year ended December 31, 2009.The Company submitted a plan of development (“POD”), environmental and archaeological assessments required for a repower and expansion up to 50 MW to BLM. A leading consultant was engaged for a wind assessment study that determined the siting of the wind turbines for the redevelopment project of approximately 50 MW. Phase I of the redevelopment includes removing the existing turbines and installing 12 to 15 new, more efficient turbines. Phase II consists of installing an additional eight turbines and is dependent on obtaining transmission capacity. On September 21, 2009 the BLM issued a Record of Decision approving our redevelopment project and granted a 24-year ROW extension to September 22, 2037.

SCE has notified us that the repower of Mesa would cause significant transmission reliability issues and that there was insufficient capacity for Phase II of the Mesa Project, the 16-MW expansion (known as Mesa II). After further evaluation, management decided to delay the repower with SCE due to the costs involved with the upgrade until the interconnection studies are closer to completion. Management still has expectations for the repowering/expansion of the Mesa Wind Farm and in April 2011, the Company made a US$500,000 interconnection financial security deposit with SCE related to possible interconnection system upgrades necessary to accommodate the Mesa repower.

The Company has capitalized $470,734 in power project development and construction costs during the year ended December 31, 2010.

Windridge Wind Farm – 4.5MW

The Windridge Wind Farm consists of 191 acres of land in Tehachapi, California, 43 Windmatic turbines, a substation, a collection system and a PPA with SCE which expires on December 7, 2014 to deliver the output from 4.5 MW of capacity.

Electricity generated from the Windridge Wind Farm for the year ended December 31, 2010 was 1,606 MWh (2009 – 1,630 MWh). The average selling price was US$45.76 per MWh (2009 – US$42.73) and the total available capacity payments were US$10,149 (2009 – US$3,281) for a 5% increase in total revenues to US$80,780 (2009 –US$76,772). Cost of sales for the year was US$64,861 (2009 – US$71,444) for a net contribution of $15,919, a 199% increase compared to US$5,328 for the year ended December 31, 2009.

Western Wind was exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been temporarily suspended. The facility is currently operating below its rated capacity but management believes that the Windridge property can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within the FAA height restrictions or by using up to 70 of the Vestas V15 wind turbines that may be available after the Mesa Wind Farm expansion and repower.

Under Construction

Windstar Wind Farm – 120MW

The Windstar Project is a 120MW wind project fully zoned and permitted wind project on 1,850 acres of land owned by the Company in Tehachapi, California. Five meteorological towers have been erected since May 2006, to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass generates over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year. The Tehachapi mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

In December 2010 the Company signed a US$204.5 million Senior Secured Note Purchase Agreement with various institutional lenders and a financing agreement with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”) for up to US$55 million to finance the Windstar project. The notes are secured by a first lien on all the project assets and the line of credit provided through the financing agreement is secured by a first lien on the proceeds of the 30% cash grant from the US Treasury Department and a second lien on all the assets of the Windstar project.

Construction began on December 16, 2010 and we expect the project to be in commercial operation in the fourth quarter of 2011.

On November 20, 2010, the Company signed a Turbine Supply Agreement with Gamesa for the procurement of up to 120 MW of wind turbine generators. Windstar will consist of Gamesa G80 and G87 2-MW turbines. This flexible product mix is capable of harnessing the uniquely varied wind regime of the Windstar site.

On November 30, 2010, the Company signed an Engineering, Procurement and Construction Agreement with RMT, Inc. (“RMT”) whose parent company is the multi-billion dollar regulated utility, Alliant Energy of Madison, Wisconsin (LNT: NYSE) as the engineering, procurement and construction (“EPC”) contractor for Windstar.

On March 8, 2005, the Company negotiated a PPA with SCE to supply the output from a 120 MW facility no later than December 31, 2009. On December 17, 2009, the Company signed an amendment to the PPA that updates the terms to reflect current market conditions and project status.

The Company has executed a Large Generator Interconnection Agreement (“LGIA”) with California Independent System Operator (“CAISO”) and SCE to deliver power to SCE’s Vincent Substation. In February 2009, the CAISO granted our request to extend the commercial operation deadline from December 31, 2010 to December 31, 2012 due to its delays in processing our interconnection request. Further the Company has executed interconnection and transmission service agreements for access to the Sagebrush and Wilderness Lines.

The Company previously expensed property carrying costs such as property taxes, liability insurance costs and mortgage interest prior to financial close. In December 2010 the Company started capitalizing carrying costs and continues to capitalize power project development and construction costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, financing, power purchase and regulatory matters. The Company has capitalized $9,794,999 in power project development and construction costs during the year ended December 31, 2010.

Kingman Wind Farm - 10.5MW

The Kingman Project is a 10.5 MW wind and solar project fully zoned for wind and solar energy on 1,110 acres owned by the Company in Kingman, Arizona. The new integrated wind and solar project is believed to be one of the first of its kind in North America.

On December 20, 2010, the Company signed a Credit Agreement with Keybank National Association (“Keybank”) that will provide the Company with a US$4,200,000 Treasury Grant Loan and a Construction Loan facility of up to US$16,000,000. The loans are secured by a first lien on all of the assets of Kingman Energy.

On December 20, 2010, the Company signed a loan agreement with RMT, Inc. for US$4,400,000 secured by a second lien on the Kingman project assets.

On December 17, 2010, the Company signed a Turbine Supply Agreement with Gamesa as the turbine supplier, and signed an Engineering, Procurement and Construction Agreement (“EPC”) with RMT as the EPC contractor. The Company has selected American Capital Energy, Inc. as the solar array engineering, procurement and construction contractor. Construction began on December 22, 2010 and the Company estimates initial operations to commence in quarter three 2011.

On October 16, 2009 the Company signed a power purchase agreement with UNS Electric, Inc, a subsidiary of UniSource Energy Corporation of Arizona (“UNS”) for a new fully integrated wind and solar (photo-voltaic ("PV")) energy project. The Arizona Corporation Commission approved the PPA on April 1, 2010. In addition, we executed a contract with UNS to construct the interconnection facilities, including the transmission line from the project substation to the point of interconnection with UNS transmission system.

The Company has capitalized $1,021,995 in power project development and construction costs during the year ended December 31, 2010.

Under Development

Yabucoa Project – Late Stage Development - 30MW

The Yabucoa Project is a 30 MW solar project located on 400 acres of leased land in the Municipality of Yabucoa, Commonwealth of Puerto Rico.

On February 25, 2011, the Company signed a 30 MW solar PPA with the PREPA for a term of 20 years commencing on the Commercial Operations Date.

On August 17, 2010, the Company entered into a 40-year land lease agreement with the Puerto Rico Land Authroity to secure 400 acres of land for a 30 MW PV solar project.

Most of the Environmental approvals are essentially complete and the Company is in the final permitting, engineering, procurement, construction, tax structuring and project finance negotiation stages. In January 2011, a team from Western Wind conducted a thorough site and Island visit with a key member of the lending group that provided the financing for the recently financed, 120 MW Windstar project in California.

In March 2011, the Company engaged Rabobank as its exclusive financial advisor to provide financial advisory services in connection with the potential placement of tax equity and debt financing for the Yabucoa project. The Company intends to close the financing by the fourth quarter of 2011 and begin construction before the end of 2011 with the intention of qualifying the project for the US Federal Government’s 30% cash grant.

The Company has incurred development costs on this project for financing, environmental impacts studies, engineering and transmission studies related to interconnection and feasibility studies. The Company has capitalized $434,649 in power project development and construction costs during the year ended December 31, 2010.

Ontario Project – Mid Stage Development – 10MW

In 2007, the Company began developing solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity. Such eligible projects are then paid a standard price of $443 per MWh, often known as a “feed-in” tariff.

In the past three years, the Company entered into nine conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. All of these agreements have been terminated as the potential for solar projects on these properties has decreased significantly for a variety of reasons including zoning issues. Deposits for these properties are expected to be returned in 2011. In connection with one land lease agreement, the Company has filed one FIT application with the Ontario Government who will select the projects to proceed with based on the transmission availability and the feasibility of the various applications they receive.

Windswept Project – Early Stage Development – 30MW

The Company has secured approximately 571 contiguous acres near Tehachapi, California just west of Windstar, through land purchases and ground leases to pursue the development of an additional wind energy project of at least 30 MW. We are testing the wind resource to confirm suitability and working on acquiring or leasing additional contiguous land parcels to increase the capacity of the Windswept Project.

The Windswept Project is still several years away and is subject to obtaining wind energy zoning from Kern County, a power purchase agreement, interconnection to SCE’s new Tehachapi Renewable Energy Transmission system, financing and other development milestones.

Barstow Project – Early Stage Development – 100MW

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow, California. After reviewing the Company’s environmental and cultural surveys of the area for the installation of meteorological towers, BLM issued an environmental assessment and, effective April 2, 2009, a three-year grant authorizing us to install two towers. The towers were installed during the second quarter of 2009.

If the Company determines that the wind resource is sufficient to justify developing a wind farm project, we will conduct the required environmental surveys to install wind turbines and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres. The Company is first in the queue to obtain a commercial right-of-way. This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission.

Snowflake Project – Early Stage Development – 200MW

On February 22, 2011, the Company entered into a 16,500 contiguous ground lease with Rocking Chair Ranch, Inc. in Navajo, Arizona, and intends to secure up to approximately 22,000 acres in the near future, to pursue the development of a wind energy project of approximately 200 MW. The property will be used solely for wind energy purposes. The lease extends for a period of up to 30 years. A US$50,000 deposit was made in March 2011 and 30 days following the operations commencement date, the Company shall issue to Rocking Chair Ranch, Inc. common stock of the Company with an aggregate market value of US$250,000. Rent will be based on the greater of the percentage rent or the minimum guaranteed payment of $5,000 per MW per lease year. The percentage rent will be based on the project’s gross revenues multiplied by the applicable base percentage which will be 6% in lease years 1 to 10, 6.5% for lease years 11 to 20 and 7% for lease years 21 to 30.

The Company anticipates erecting met towers in Q2 2011 to test the wind resource and have commenced work to confirm environmental and transmission suitability and economic feasibility.

The Snowflake Project is still several years away and is subject to obtaining wind energy zoning from local authorities, a power purchase agreement, an interconnection agreement, financing and other development milestones.

New Projects

As part of the Company’s California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms. These potential projects are at an early stage of development. We are carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

DEVELOPMENT STRATEGY

General

The Company acquires and develops sites or existing wind and solar farms based on the following criteria:

  Satisfactory wind/solar and/or resources to justify a commercial renewable energy facility;

  Access to transmission facilities with sufficient available capacity;

  Permitting and zoning policies that allow wind or solar farm development;

  Satisfactory environmental and archeological studies;

  Satisfactory terrain and geographic features that do not impede development;

  Regional support for renewable energy from the local population;

  Local political support for wind/solar power development;

  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

  Projected electricity prices; and

  Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind and solar resources, completing the necessary development programs to build wind or solar farms and perform development activities.

The Company’s primary efforts are focused on constructing Windstar and Kingman and developing our Puerto Rico and Kingman expansion projects in 2011. The Company will continue to focus its attention to states/territories that have renewable energy portfolio standards and relatively high energy prices. Our other focus is on other high energy price jurisdictions such as Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Revenue Strategies

Revenue from wind farms in the U.S. comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”, also known as “green tags” or “renewable energy certificates”), allowing the green attributes to be valued and sold separately from the electricity generated. Green credits have the potential to evolve into a significant source of revenue. The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona, Puerto Rico and Ontario.

The Company’s operating wind farms depend on sufficient wind to generate electricity. Wind speeds vary in different regions and seasons and at different times of the day. In the Western U.S. for example, wind speed is higher in the spring and summer months than in the fall and winter months, with a high wind month in the spring generating up to three times the electricity of a low wind month in the winter.

The Company’s power purchase agreements for its operating wind parks provide for pricing based on variable Short Run Avoided Cost (“SRAC”) prices which are influenced by oil and gas prices. As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

Financing Strategies

The Company plans to continue raising capital through institutional sources such as those that financed Windstar and Kingman as they are experienced in power project financing to finance the construction and operation of wind and solar energy facilities. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings can use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries. The value of the tax losses resulting from accelerated depreciation and the 2009 economic stimulus program’s 30% cash grant from the US Department of Energy (or the value of tax credits, such as the Federal Production Tax Credits of approximately US$0.021 per kWh or a 30% investment tax credit), can represent a significant portion of the value of a renewable energy project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development. The highest return on a developer’s investment is expected to come from a financing package consisting of the new 30% US Department of Energy grant and project debt.

PROJECT AND CONTRACTUAL OBLIGATIONS

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdictions that the Company and its subsidiaries operate. The Company believes that it is in material compliance with all laws and regulations that apply to it or its subsidiaries.

Operations

Mesa Wind Farm – 30MW

Mesa Wind has a PPA and associated interconnection agreement with SCE which provides for the sale of electricity on an “as available” basis at SCE’s short-run avoided cost through June 22, 2010. On April 12, 2010, SCE extended the PPA in compliance with an order by the California Public Utilities Commission (“CPUC”) pending its approval of a new standard offer contract. Upon CPUC approval of SCE’s new standard offer contract, the Company will be required to enter into the new standard offer contract or to execute a PPA resulting from its participation in SCE’s annual request for proposals (“RFP”) to supply renewable energy.

Mesa Wind has the exclusive right until September 22, 2037 to use 440 acres of land owned by the BLM near Palm Springs for a wind energy development facility. The right-of-way provides for lease payments of US$78,894 per year and the right to obtain a new right-of-way if the existing right-of-way is in good standing. Property taxes are approximately $107,000 per year and insurance costs are approximately $115,000 per year. The Company has entered into an operations and maintenance agreement with GEM that requires the Company to reimburse all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of US$219,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date. The Company purchased four vehicles and one crane used in the operation of the Mesa via finance contracts. As at December 31, 2010, the outstanding balance related to these finance contracts amounted to $111,917.

Windridge Wind Farm – 4.5MW

AERO Energy LLC has a Standard Offer Power Purchase and Interconnection Agreement with SCE that will expire on December 7, 2014 to sell electricity on an “as available” basis at SCE’s short run avoided cost. The Company is not currently aware of any risks associated with the contract with SCE.

Under Construction

Windstar Wind Farm -120MW

The Company negotiated an amendment to the PPA it had with SCE to reflect the higher cost of wind turbines, current financing costs, and existing wholesale electricity rates and revised milestone dates. As part of this contract the Company posted a US$2.4 million development fee in favor of Southern California Edison as insurance that the Company will complete the construction of the Windstar project. The development fee is fully refundable on completion of the 120MW Windstar project. The amount refundable will be prorated if the full 120MW nameplated capacity is not reached. The development fee will be forfeited as liquidated damage to SCE if initial operation of the Windstar project does not occur by December 31, 2011. The Company is not currently aware of any other risks associated with the contract with SCE.

The Company entered into a large generator interconnection agreement (“LGIA”) with SCE for the Windstar project. This agreement requires the Company to pay an amount of US$306,250 to cover potential tax liabilities arising from future activities related to the LGIA. As at December 31, 2010, the full amount had been paid.

The Company executed a US$45 million fixed price Engineering, Procurement and Construction Agreement with RMT as the engineering, procurement and construction (“EPC”) contractor for Windstar.

The Company executed a US$155 million Turbine Supply Agreement with Gamesa for the procurement of up to 120 MW of wind turbine generators. The Windstar Project will consist of Gamesa G80 2-MW and G87 2-MW turbines.

The Company entered into a US$204.5 million Senior Secured Note Purchase Agreement with various institutional lenders led by Manufacturers Life Insurance Company to finance the Windstar project. As of December 31, 2010, the debt providers had advanced US$178.5 million of construction funds to the Company. Upon substantial project construction completion, the loan converts to a 20 year term loan. The funds from the notes are solely for project costs related to the Windstar project and are held in a restricted escrow construction account. The notes are secured by a first lien on all the project assets.

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to US$55 million in the form of a letter of credit (“LC”). The loan matures on the date upon which Windstar receives the cash grant, but no later than July 31, 2012. As at December 31, 2010, Rabobank had funded US$25 million. The proceeds of the line of credit are to be used to pay project costs related to the Windstar project. The loan is secured by a first lien on the cash grant proceeds and Holding’s equity interest in Windstar Energy and a second lien on all the assets of Windstar Energy.

The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”). Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the Commencement date during the warranty period, the Company will pay an annual fixed fee of US$44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the Commencement date. After the initial five year warranty period, an additional US$25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

The Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”). GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of US$75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months.

The Company entered into a Common Facilities Agreement with Sky River, LLC. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of US$2 million is due 120 days after the Initial Operations Date under the PPA and a second payment of US$2.5 million on the tenth anniversary of such date.

The Company is required to pay property taxes on its real estate holdings. For the year ended December 31, 2010 property taxes were approximately $34,000.

Kingman Wind/Solar Farm - 10.5MW

On October 16, 2009 the Company signed a 20 year fixed price power purchase agreement with UNS for a new fully integrated combined wind and solar (photo-voltaic ("PV")) energy project to be built on 1,110 acres owned by the Company in Kingman, Arizona. As part of this contract, the Company is required to reach commercial operation by June 1, 2011. In the event the Company fails to achieve commercial operation with respect to at least the expected facility capacity on or before the scheduled commercial operational date, the Company will be required to compensate the buyer for liquidated damages in accordance with the agreement.

The Company signed a credit agreement with various financial institutions and Keybank that will provide the Company with a US$4.2 million Treasury Grant Loan and a Construction Loan facility of up to US$16 million. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. On the conversion date, or the date at which certain conditions have been met, including project construction completion, the Construction Loan outstanding will automatically convert to a 7 year Term loan amortized over 18 years. The Treasury Grant Loan is due according to certain criteria relating to the receipt of the Treasury Grant but no later than December 20, 2011. The funds from the loans are held in a restricted escrow construction account. The loans are secured by a first lien on all of the assets of Kingman. In connection to the Term loan, the company entered into an interest rate swap contract with Keybank that fixes the average interest rate for the term loan to under 7% per annum.

The Company entered into a loan agreement with RMT for US$4,400,000. The loan is secured by a second lien on all of the assets of the Company. As at December 31, 2010, the Company had not drawn on this loan.

The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”). Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. During the warranty period for the Kingman project, the Company will pay an annual fixed fee of US$59,000 per turbine for a period of two years.

The Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”). GEM will serve as asset manager for Kingman. Starting on the services commencement date, which will be 30 day prior to the substation energization date, the Company will pay GEM a management fee of US$38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months.

Under Development

Ontario Project – 10MW

The Company has an option to lease agreement for land in Ontario, Canada for potential development of a solar energy facility. Under this agreement, the Company paid a deposit of $1,000 and will pay a further $10,000 when the Company is awarded a FIT contract and another $10,000 when all permits and required financing are obtained.

SELECTED ANNUAL INFORMATION

	Year ended December 31, 2010(000's)	Year ended December 31, 2009 (000's)	Year ended December 31, 2008 (000's)
Total Revenues	$2,717	$2,798	$5,117
Income (loss) before discontinued operations	$2,030	$(5,023)	$(4,993)
Income (loss) before discontinued operations per share	$0.04	$(0.12)	$(0.15)
Net Income (loss)	$2,030	$(5,023)	$(2,269)
Dividends declared and paid	$-	-	-
Income (loss) per share, basic and diluted	$0.04	$(0.12)	$(0.07)
Income per share, discontinued operations	$-	-	$0.08
Weighted average common shares outstanding, basic	$50,867	$42,860	$32,544
Weighted average common shares outstanding diluted	$53,119	-	-

Total assets	$254,449	$29,202	$30,263
Long Term liabilities	$193,855	$3,300	$5,964
Paid-in Capital	$71,120	$59,923	$50,739
Shareholders' equity	$35,601	$24,843	$22,442

RESULTS OF OPERATIONS

Year ended December 31, 2010 vs Year ended December 31, 2009

Revenue

	Year ended December 31, 2010	Year ended December 31, 2009	Variance $	Variance %
Energy production for the period (MWh)	55,001	58,859	(3,858)	-7%
Price/MWh (US$)	$42.21	$39.33	$2.88	7%
Energy sales for the period (US$)	$2,321,866	$2,315,070	$6,796	0%
As available capacity payments	$312,528	$119,281	$193,247	162%
Total sales from generating facilities	$2,634,394	$2,434,351	$200,043	8%
Exchange Rate (C$:US$)	1.031	1.150	(0.119)	-10%
Energy sales for the period (C$)	$2,717,417	$2,798,496	$(81,079)	-3%

For the year ended December 31, 2010, the Mesa and Windridge wind farms generated a total of 55,001 MWh and revenues from energy sales of US$2,321,866 (average price of US$42.21per MWh) compared to production of 58,859 MWh and revenues from energy sales of US$2,315,070 (average price of US$39.33 per MWh) for the year ended December 31, 2009. The increase in energy sales was primarily due to a 7% increase in price due to higher natural gas prices mostly offset by a 7% decrease in energy production due to a lower than normal wind year. Available capacity payments for the year ended December 31, 2010 were US$312,528 which was 162% higher than the comparative period available capacity payments of US$119,281. This increase was due to the change in the SRAC contract revenue calculation effective August 2009. The total US dollar sales from generating facilities for the year ended December 31, 2010 increased 8% to US$2,634,394 from US$2,434,351 which was more than offset by a 10% decrease in the value of the US dollar, resulting in the Canadian dollar sales from generating facilities decreasing 3% to $2,717,417 from $2,798,496 in the comparative period.

Cost of sales

Cost of sales includes operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities. Cost of sales decreased 19% to $1,491,476 for the year ended December 31, 2010 and was 55% of revenues compared to $1,844,024 for the year ended December 31, 2009 and 67% of revenues in the comparative period. The 19% decrease in cost of sales reflected a 10% decrease in the value of the US dollar.

General and administration

	Year ended December 31, 2010	Year ended December 31, 2009	Variance $	Variance %
Professional Fees	$391,569	$330,543	$61,026	18%
Consulting and Directors' Fees	$866,356	$859,718	$6,638	1%
Stock-based Compensation	$813,600	$775,082	$38,518	5%
Travel and Automotive	$349,416	$286,292	$63,124	22%
Advertising and Promotion	$34,564	$44,814	$(10,250)	-23%
Office and Secretarial	$396,981	$416,575	$(19,594)	-5%
Regulatory Fees	$75,612	$63,281	$12,331	19%
	$2,928,098	$2,776,305	$151,793	5%

General and administration costs increased to $2,928,098 for the year ended December 31, 2010 compared to $2,776,305, for the year ended December 31, 2009 due primarily to the increase in professional fees related to the additional audit costs for the year end, as well as for additional audits required by the Windstar and Kingman projects’ financing agreements and the increased travel related to closing financing for both Windstar and Kingman. The increase in stock-based compensation is due to the issuance of 3,100,000 options to the Company’s contractors, employees and directors in December 2010. These increases were partially offset by the decrease in the value of the US dollar.

Project development

	Year ended December 31, 2010	Year ended December 31, 2009	Variance $	Variance %
Consulting Fees	$5,972,570	$1,024,514	$4,948,056	483%
Stock-based Compensation	$338,280	$445,949	$(107,669)	-24%
Project costs	$334,540	$545,940	$(211,400)	-39%
Travel and Automotive	$133,436	$174,319	$(40,883)	-23%
Office and Secretarial	$188,899	$169,113	$19,786	12%
	$6,967,725	$2,359,835	$4,607,890	195%

Project development costs increased primarily related to the $4.9 million in Windstar and Kingman bonuses declared to the Company’s consultants, employees and directors. The increased consulting fees were partially offset by a reduction in stock-based compensation in the period as options granted and issued in 2007 became fully vested in 2009 and 75% of the option granted and issued in 2008 had been fully expensed by the end of 2009 therefore reducing the 2010 stock-based compensation expenditure. There was further offset due to a decrease in the project and travel and automotive costs is primarily due to the decrease in expenditures related to the Ontario project.

Amortization

Amortization was $956,270 for the year ended December 31, 2010, down 49% from $1,875,384 for the year ended December 31, 2009 primarily due to a change in accounting estimate discussed below.

Prior to September 2009, the Company amortized its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities. Management estimates the Mesa wind turbines will have another ten years of useful life, an increase of seven years compared to the estimated life used in the comparable quarter last year, but no net salvage value at that time and these assets are now being amortized on a straight-line basis over ten years.

Asset retirement obligation

Accretion was $7,011 for the year ended December 31, 2010, down 83% from $42,297 for the year ended December 31, 2009 primarily due to a change in accounting estimate discussed below.

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa Wind Farm land owner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease. In previous reporting periods the Company accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009 the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037. The asset retirement obligation is accreted over the life of the new right of way expiring on September 22, 2037 which has significantly reduced the liability in current dollars. This change in accounting estimate has been applied prospectively with an effect of also reducing the accretion in the period.

Interest and accretion on long term debt

Interest and accretion on long term debt for the year ended December 31, 2010 was $68,499 compared to $44,236 for the year ended December 31, 2009. The decrease was primarily due to the repayment of the Windridge loan and one Windstar mortgage in 2009 and the repayment of two other Windstar mortgages in 2010. Loans payable have increased significantly during the year ended December 31, 2010 however the funds are primarily for the Windstar and Kingman projects which are under construction so the related interest costs are being capitalized as Power project development and construction costs.

Foreign exchange gain (loss)

The Company incurred a foreign exchange gain of $208,268 for the year ended December 31, 2010 compared to a loss of $39,117 for the year ended December 31, 2009. The gain was primarily due to US dollar denominated loans taken out by Western Wind during the year when the US dollar was stronger than the year-end exchange rate of 1.0009.

In December 2010, the Company completed the US dollar financing of its 120 MW Windstar project and its 10.5 MW Kingman project. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries changed. As a result of this financing, a majority of its debt as well as all the Company’s revenue will be denominated in United States dollars. The change in functional currency is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change.

The major US operations of Mesa, Kingman and Windstar are considered self-sustaining and the gain/loss in value will be deferred until the Company’s net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. As well, during the year, the Company designated an interest rate swap as a hedge instrument therefore the fair market value of that swap is also recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At December 31, 2010, the accumulated currency translation loss amounted to $3,516,761 reflecting a loss of $1,992,733 during the year ended December 31, 2010 for the self-sustaining investments, plus an accumulated currency translation loss of $1,047,458 as at December 31, 2009 and a fair market valuation of the interest rate swap of $476,570.

Income tax recovery

Income tax recovery was $11,483,879 for the year ended December 31, 2010, up from $976,203 for year ended December 31, 2009. The significant increase was due to the recovery of valuation allowances now recognized as a future income tax asset (“FITA”) on the balance sheet since the close of the $299 million Windstar and Kingman financing provide substantial available evidence that there is a very strong likelihood that the FITA will be realized in the foreseeable future and therefore the criteria to recognize a FITA has been met. The valuation allowances primarily arose from non- loss carry forwards from deductible temporary differences and operating losses related to the Windstar and Kingman development costs that were expensed in previous years.

Comprehensive loss

The net income for the year ended December 31, 2010 of $2,029,878 less the currency translation adjustment of the self-sustaining subsidiaries and interest rate swap of $2,469,303 resulted in a net comprehensive loss of $439,425 compared to a net comprehensive loss of $6,782,888 for the year ended December 31, 2009.

Year ended December 31, 2009 vs Year ended December 31, 2008

Revenue

	Year ended December 31, 2009	Year ended December 31, 2008	Variance $	Variance %
Energy production for the period (MWh)	58,859	53,579	5,280	10%
Price/MWh (US$)	$41.36	$91.73	$(50.37)	-55%
Energy sales for the period US$	$2,434,351	$4,914,496	$(2,480,145)	-50%
Exchange Rate (C$:US$)	$1.150	$1.041	$0.11	10%
Energy sales for the period (C$)	$2,798,496	$5,116,652	$(2,318,156)	-45%

For the year ended December 31, 2009, the Mesa and Windridge wind farms generated a total of 58,859 MWh and revenues of US$2,434,351 (average price of US$41.36 per MWh) compared to production of 53,579 MWh and revenues of US$4,914,496 (average price of US$91.73 per MWh) for the year ended December 31, 2008. The decrease in energy sales was primarily due to a 55% decrease in the average price offset by a 10% increase in production, and a 10% increase in the value of the US dollar. The decrease in the average price was caused by a decrease in natural gas prices.

Cost of sales

Cost of sales include operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities. Cost of sales decreased 1% to $1,844,024 for the year ended December 31, 2009 and was 66% of revenues compared to $1,859,104 for the year ended December 31, 2008 and 36% of revenues in the comparative period. Despite a significant decrease in revenue for 2009 compared to 2008, cost of sales only slightly decreased because it is influenced more by production issues and the US$ exchange rate. These factors also influence revenue but revenues are heavily impacted by SRAC prices and average wind speeds.

General and administration

	Year ended December 31, 2009	Year ended December 31, 2008	Variance $	Variance %
Professional Fees	$330,543	$1,094,809	$(764,266)	-70%
Consulting and Directors' Fees	$859,718	$941,991	$(82,273)	-9%
Stock-based Compensation	$775,082	$938,077	$(162,995)	-17%
Travel and Automotive	$286,292	$548,037	$(261,745)	-48%
Advertising and Promotion	$44,814	$209,642	$(164,828)	-79%
Office and Secretarial	$416,575	$386,162	$30,413	8%
Regulatory Fees	$63,281	$57,769	$5,512	10%
	$2,776,305	$4,176,487	$(1,400,182)	-34%

General and administration costs decreased to $2,776,305 for the year ended December 31, 2009 compared to $4,176,487, for the year ended December 31, 2008.

Professional fees were considerably higher in 2008 due to legal fees required to exercise options and warrants and costs related to engaging our primary US law firm for assistance in the negotiation with the refinancing of the Mesa loan.

Consulting and directors’ fees decreased in 2009 due to the termination of payments to third party consultants for financial and legal services which occurred in 2008.

The travel and automotive and advertising and promotion expenses decreased for the year ending 2009 primarily due to significantly higher travel in 2008 relating to the refinancing of the Mesa loan and the attendance at numerous investor conferences to increase market awareness of the Company’s prospects which helped with the $18 million financing that closed in 2008. Further in 2009 the Company significantly reduced advertising and promotion expenses in order to conserve cash for development activities.

Project development

	Year ended December 31, 2009	Year ended December 31, 2008	Variance $	Variance %
Consulting Fees	$1,024,514	$770,595	$253,919	33%
Stock-based Compensation	$445,949	$527,376	$(81,427)	-15%
Project costs	$545,940	$289,660	$256,280	88%
Travel and Automotive	$174,319	$238,206	$(63,887)	-27%
Office and Secretarial	$169,113	$50,752	$118,361	233%
	$2,359,835	$1,876,589	$483,246	26%

All project development categories except travel and automotive costs and stock based compensation increased substantially as the Company engaged two additional part time consultants to assist in the development of wind and solar projects in Puerto Rico, established an office in Tehachapi in August 2008, and embarked on further development of our wind and solar projects in 2009.

Project costs increased due to the cost of tying up additional land holdings in Tehachapi for Windstar and future wind and/or solar project development, more permitting and other mapping activities for the Barstow and Kingman projects and costs related to the development of the Ontario solar projects. The costs related to the Ontario solar projects were originally capitalized in 2009, but later expensed due to changes in management expectations concerning agricultural land restrictions. Further costs related to the Ontario solar projects will be expensed until circumstances with the land restrictions change.

Amortization

In previous reporting periods, the Company depreciated its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities by an additional 7 years and, therefore, these assets will be depreciated on a straight-line basis over this time frame prospectively. Management estimates the Mesa wind turbines will have another ten years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years.

Amortization was $1,875,384 for the year ended December 31, 2009, down 22% from $2,418,012 for the year ended December 31, 2008 primarily due to a change in accounting estimate discussed above.

Asset retirement obligation

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa Wind Farm land owner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease. In previous reporting periods the Company accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009 the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037. The asset retirement obligation is accreted over the life of the new right of way expiring on September 22, 2037 which has significantly reduced the liability in current dollars. This change in accounting estimate has been applied prospectively with an effect of also reducing the accretion in the period.

Accretion expense on the asset retirement obligation decreased 39% from $68,936 for the year ended December 31, 2008 to $42,297 for the year ended December 31, 2009 due to a change in accounting estimate discussed above.

Interest and accretion on long term debt

Interest and accretion on long term debt for the year ended December 31, 2009 was $44,236 compared to a recovery of $109,784 for the year ended December 31, 2008 derived from the repayment of the Pacific Hydro loan in June 2008.

Foreign exchange gain (loss)

The Company incurred a foreign exchange loss of $39,117 for the year ended December 31, 2009 due primarily to a change in the US exchange rate from 1.224 as at December 31, 2008 to 1.0461 at December 31, 2009 which triggered unrealized foreign exchange translation gains on the Company’s net US dollar monetary liabilities. However, this was reduced by a loss on US cash held in Canada during the period resulting in a net loss for the period.

The major US operations of Mesa are considered self-sustaining and the gain/loss in value will be deferred until the Company’s net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At December 31, 2009, the accumulated currency translation loss for this self sustaining investment amounted to $1,047,458 reflecting a loss of $1,759,726 during the year ended December 31, 2009, plus an accumulated currency translation gain of $712,268 as at December 31, 2008.

Income tax recovery

Income tax recovery was $976,203 for the year ended December 31, 2009, up from $707,408 for the year ended December 31, 2008 due to an income tax recovery in Mesa related to a change in Internal Revenue code section 172 (b) (1) (h). This change allows the Company to carry back eligible losses in 2008 and 2009 to 2006 when taxes were paid.

Comprehensive loss

The net loss for the year ended December 31, 2009 of $5,023,162 plus the currency translation adjustment of the self-sustaining subsidiary of $1,759,726 resulted in a net comprehensive loss of $6,782,888 compared to a net comprehensive income of $348,925 for the year ended December 31, 2008.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company’s operations on a quarterly basis for the last eight quarters:

	Total Revenues	Income (loss) before discontinued operations	Net income(loss) for the Quarter	Net Income (loss) per share Basic and Diluted
December 31 2010	$385,037	$4,472,640	$4,472,640	$0.09
September 30 2010	$858,759	$(665,204)	$(665,204)	$(0.01)
June 30 2010	$962,197	$(673,876)	$(673,876)	$(0.02)
March 31 2010	$511,424	$(1,103,682)	$(1,103,682)	$(0.02)
December 31 2009	$391,952	$(1,512,001)	$(1,512,001)	$(0.02)
September 30 2009	$691,558	$(645,921)	$(645,921)	$(0.02)
June 30 2009	$1,041,523	$(1,180,684)	$(1,180,684)	$(0.03)
March 31 2009	$673,463	$(1,684,556)	$(1,684,556)	$(0.05)

FOURTH QUARTER 2010

During the fourth quarter of 2010 the Company closed financing on two of its development projects, the 120 MW Windstar project and the 10.5 MW Kingman project.

The Company recorded net income of $4,472,640 or nine cents ($0.09) per share for the three months ended December 31, 2010 compared to a net loss of $1,512,001 or two cents ($0.02) per share for the three months ended December 31, 2009. The net income relates to the recognition of future income tax recoveries totaling $11,483,879 resulting from the tax effect of previous net losses that can now be recognized as future tax assets given the future income expected from the Windstar and Kingman projects.

Due to stronger winds for the three months ended December 31, 2010, electricity production increased 16% to 10,232 MWh compared to 8,794 MWh for the three months ended December 31, 2009. However a decrease in natural gas prices which led to a decrease in the average Short Run Avoided Cost electricity selling prices partially offset the increase in electricity production resulting in a 2% increase in US dollar revenues. Due to a 4% drop in the value of the US dollar during the three months ended December 31, 2010, the overall revenues decreased 2% to $385,950 from $391,971 for the three months ended December 31, 2009.

Expenses increased $5,197,956 to $7,341,965 for the three months ended December 31, 2010 compared to $2,144,008 for the same period in the prior year due to a $4,815,791 increase in project development costs primarily from a one-time bonus payable to the Company’s employees, consultant and officers for the completion of the Windstar and Kingman financing. General and administration costs increased $413,658 (65%) to $1,052,440 for the three months ended December 31, 2010 due to the cost allocation of stock options granted in quarter four, however, this was partially offset by a foreign exchange gain of $210,490 for the same quarter.

Loss from continuing operations before income taxes was $6,379,427 compared to $1,585,164 due to the increase in project development expenses but the loss in quarter four 2010 was more than offset by the income tax recovery mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2010, the Company had negative working capital of $22,028,290 and cash on hand of $1,120,373 compared to positive working capital of $1,851,814 and cash of $1,882,152, respectively as at December 31, 2009.

The significant decrease in working capital was primarily due to the inclusion of Windstar and Kingman projects current accounts payable that will be paid out of long term restricted cash. Also included in current loans payable are two corporate loans from shareholders totaling US$2.5 million originally due in January 2011 that were rolled over in January 2011 and are now due in January 2012.

The cash on hand decreased during the year by $761,779 due to $47,280 used for operations and the remainder used primarily for deposits and power project development and construction costs essential for initial development and construction of our Windstar and Kingman Wind Farms.

In recent years, the Company has experienced cash outflows from operating and development activities and net losses. These conditions reflect the fact that income and cash flow from income-producing activities have been insufficient to offset cash used for project development expenses, however, the Company has been successful in attracting additional capital to continue development and to maintain liquidity. The Company will proceed to develop its business opportunities at a level that can be sufficiently financed from cash provided by operations and additional sources of capital as those sources are secured.

Though the capital markets had been going through some turbulent times, the American Recovery and Reinvestment Act of 2009 extended the US$21/MWh production tax credits through 2012, and provided an option to elect a 30% investment tax credit or equivalent cash grant from the US Department of Energy. This stimulus bill has had a positive impact for US renewable energy projects as evidenced by the Company’s ability to finance US$275 million for Windstar and over US$24 million for Kingman.

CREDIT, LIQUIDITY, INTEREST, CURRENCY AND COMMODITY PRICE RISK

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with HSBC, Scotia Bank and Bank of America. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At December 31, 2010, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular reviews of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 20 of the audited consolidated financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 9, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 21, the Company was in compliance with all financial covenants relating to its financial liabilities as at December 31, 2010. This risk management strategy is unchanged from the prior period.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Now that Windstar and Kingman are under construction, the US dollar based assets and liabilities will increase further, so effective December 31, 2010, the Company changed its functional currency to US dollars. For 2011, the Company will also change to US dollar financial reporting so when combined with the change to US dollar functional currency, the Company’s foreign exchange exposure will now be its Canadian dollar exposure which is expected to be relatively insignificant. Based upon the net assets of the Company’s self-sustaining operations as at December 31, 2010, a 1% change in the Canadian dollar-U.S dollar blended forward exchange rate, would result in a $25,000 impact to accumulated other comprehensive income (“AOCI”). The Company will have insignificant Canadian dollar exposure for its integrated subsidiaries within the group. Therefore a 1% change in the Canadian dollar-U.S. dollar would result in an insignificant impact to net income.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

The Company is exposed to interest rate risk through its variable rate Windstar bridge financing and Kingman credit agreement (Note 9). This risk is partially mitigated through a seven year interest rate swap (Note 20(b)). As Windstar and Kingman are both in construction, all interest related to the variable interest rate debt is being capitalized as finance costs and have no effect on net earnings or equity until construction completion. Based on balances as at December 31, 2010, a 100 basis point change in interest rate would have changed the power project development and construction costs and accrued interest by US$13,000.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements and notes thereto are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments and assumptions are based upon information available to us at the time that they are made. There may be material differences between these estimates, judgments or assumptions and actual results.

The critical accounting estimates are as follows:

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of audited consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill, future income taxes and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)	The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate Mesa at a future date.

(c)	The Company has performed impairment testing on the amounts recorded as goodwill and power project development and construction costs.

(d)	The Company has amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and power purchase agreements over their estimated lives.

(e)

The Company has recorded stock based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options and related volatility granted to employees and consultants.

(f)

The Company has performed a forecast using estimates for revenues, expenses and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the Company’s going concern assumption.

(g)	The Company has allocated expenses based on estimates provided by our contractors on their time spent on each project.

(h)	The Company records future income taxes based on estimated differences in net book values and tax values of its tangible and intangible assets.

INITIAL ADOPTION AND CHANGES IN ACCOUNTING POLICIES

Change in functional currency

As at December 31, 2010, the Company completed the US dollar financing of its 120 MW Windstar project. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries changed. As a result of this financing, a majority of its debt as well as all the Company’s revenue will be denominated in United States dollars. The change in functional currency is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change.

New accounting pronouncements

Basis of accounting

Effective January 1, 2011, the Company will convert its basis used for accounting to US generally accepted accounting principles (“US GAAP”). See financial statements note 24 for a reconciliation of the information prepared using Canadian GAAP to information as it would appear under US GAAP.

TRANSACTIONS WITH RELATED PARTIES

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Year ended December 31, 2010	Year ended December 31, 2009
Directors Fees	$61,500	$63,000
Consulting Fees	$1,326,271	$1,578,688
Bonuses (a)	$4,568,000	$-
Secretarial	$36,000	$36,000
	$5,991,771	$1,677,688

(a)

Bonuses of $4.6 million (2009 - $Nil) were accrued/paid to officers and directors for the successful financing of the Windstar and Kingman projects and expensed during the year. As at December 31, 2010, the Company had only two employees, and remunerates all officers, directors, and other individuals by way of consulting fees.

(b)

As at December 31, 2010, the Company had an account receivable of $88,226 (2009 - $88,226) with a company that had a common director in the prior year but is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(c)	As at December 31, 2010, the Company had an accounts receivable of $Nil (2009 - $12,395) to an officer and director of the Company.

(d)	As at December 31, 2010, the Company advanced directors fees of $7,500 (2009 - $9,000).

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)/US GAAP CHANGEOVER PLAN

The Company has been monitoring the deliberations and progress being made by accounting standards setting bodies and securities regulators in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”). The Canadian Institute of Chartered Accountants Accounting Standards Board and the Canadian Securities Administrators (“CSA”) have confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. IFRS will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for those enterprises. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also SEC registrants could adopt US GAAP instead of IFRS. In the third quarter of 2010, management concluded that the Company would adopt US GAAP commencing January 1, 2011 and not IFRS. This decision has been reviewed with, and approved by, the Audit Committee and Board of Directors.

In preparation for the changeover from Canadian GAAP to US GAAP, the Company has established a conversion team consisting of the Financial Controller to lead the conversion project. The conversion project includes the planning phase, diagnostic, analysis and evaluation phase and the implementation and review phase.

The Company has completed the planning, diagnostic, analysis and evaluation phases which involved establishing a conversion team and assessing key areas where there would be significant impact due to US GAAP transition. The conversion team has done research and had communication with third parties on the effects of adopting and implementing US GAAP.

The implementation and review phase will involve additional communication with the Company’s external auditors, implementation of the required accounting policy changes and continuous monitoring of changes in US GAAP to ensure accurate adoption and transition.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Disclosure Policy, our Code of Ethics, our Insider Trading Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting disclosure consideration.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable United States and Canadian securities laws and regulations. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted is recorded, processed, summarized and reported within time periods specified and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles including a reconciliation to US generally accepted accounting principles.

In designing and evaluating our internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of our internal control over financial reporting for the year ended December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on this assessment, management believed that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROLS

No changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, these controls have occurred during the year ended December 31, 2010.

In conducting an evaluation of the effectiveness of the Company’s disclosure controls and procedures, the Company’s management has concluded that, while its disclosure controls and procedures that are in place are effective for its current size of operations, they could be further enhanced as the Company grows. The Company’s management designed its current internal control system over financial reporting based on the Company’s business needs and activities and based on its current annual and interim financial statements requirements and its current financial data requirements based on those statements, such as earnings releases. Management then determines whether there are any risks that could result in a material misstatement in any of the Company’s financial reporting, including financial statements and earnings releases. Management intends to implement changes in internal controls as the business needs and activities change.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any system of disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SUBSEQUENT EVENTS

On January 15, 2011, the Company signed two amended loan agreements for the two corporate loans with two institutional investors totaling US$2,000,000 and US$500,000. The amended loan agreements are for US$2,210,000 and US$552,358 respectively. The new loan amounts include the total amount of the original loans plus accrued interest. The loans bear interest at 10% and 12% per annum, compounded monthly respectively. These loans also include bonus payments due at maturity of US$442,000 and US$138,089 respectively. These loans are due on January 15, 2012.

COMMITMENTS AND CONTINGENT LIABILITIES

The commitments as at December 31, 2010 are as follows:

Agreements	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
Long term debt (a)	$208,173,223	$14,873,526	$30,994,025	$19,045,890	$143,259,784
Right of way (b)	$815,140	$88,894	$161,388	$161,388	$403,470
Office leases (c )	$99,930	$87,354	$12,576	$-	$-
Management	$223,000	$223,000	$-	$-	$-
Operations (d)	$30,807,950	$189,067	$1,498,883	$5,280,000	$23,840,000
Interconnection (e)	$4,500,000	$2,000,000	$-	$-	$2,500,000
Turbine supply (f)	$99,904,041	$84,416,817	$15,487,224	$-	$-
Engineering, procurement,
construction (g)	$39,075,130	$39,075,130	$-	$-	$-
	$383,598,414	$140,953,788	$48,154,096	$24,487,278	$170,003,254

(a)	Long term debt

i.

The Company entered into a US$204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of December 31, 2010, Series A and Series B notes were issued for a total of US$178,520,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date.

ii.

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to US$55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described below but no later than July 31, 2012. As at December 31, 2010, Rabobank had funded US$25,000,000. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

iii.

On January 15, 2010, the company entered into two corporate loan agreements with two institutional investors for a total of US$2,500,000. The loans bear interest at 10% per annum, compounded monthly. The loans are due on January 15, 2011. The loans are secured by the Company’s property. In January 2011, the loans were amended to reflect a new due date of January 15, 2012.

iv.

On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of US$2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan is due on June 30, 2011. The loan is secured by the Company’s property.

v.

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. The loans are secured by the Company’s property.

vi.

The Company signed a credit agreement with Keybank that will provide the Company with a US$4,200,000 Treasury Grant Loan and a Construction Loan facility of up to US$16,000,000. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly.

(b)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement.

(c)

The Company has entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent is $3,570 per month with additional operating costs of approximately $2,700 per month. The Company has entered into a lease agreement for office space in Tehachapi, CA that expires July 31 2010 and renewed the lease on August 1, 2010 to end July 31, 2011. The base rent is US$1,700 per month.

(d)	Operations and maintenance agreements

i.

The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of US$219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

ii.

The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”) for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the Commencement date during the warranty period for the Windstar project, the Company will pay an annual fixed fee of US$44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the Commencement date. After the initial five year warranty period, an additional US$25,000 per turbine will be added the last annual fixed fee for an additional five year period.

iii.	During the warranty period for the Kingman project, the Company will pay an annual fixed fee of US$59,000 per turbine for a period of two years.

iv.

The Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as manager and administrator and operation and maintenance provider for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of US$75,000 per year and an operations and maintenance service fee paid monthly based on an approved budget. The term of the agreement is for 24 months and will automatically extend for an additional year until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

v.

The Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 day prior to the substation energizing date, the Company will pay GEM a management fee of S$38,400 per year and an operation and maintenance service fee paid monthly based on an approved budget. The term of the agreement is for 24 months and will automatically extend for an additional year until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

(e)

The Company entered into a Common Facilities Agreement with Sky River, LLC. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of US$2 million is due 120 days after the Initial Operations Date under the PPA and a second payment of US$2.5 million on the tenth anniversary of such date.

(f)	Turbine supply agreements

i.

The Company entered into a turbine supply agreement with Games Wind US LLC related to the Windstar project. Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit totaling US$61,930,831 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the remaining 10% is due on the earlier of the receipt of the cash grant or ninety days after initial operation under the power purchase agreement.

ii.

The Company entered into a turbine supply agreement with Gamesa Wind US LLC related to the Kingman project. Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit of US$4,653,800 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the final 10% is due on substantial completion which is expected in 2011.

(g)	Engineering, procurement and construction agreements

i.

The Company entered into an engineering, procurement and construction agreement with RMT Inc. as the contractor during the construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of US$10,335,141 in December 2010. The reminder of the contract price will be paid throughout the construction period.

ii.

The Company entered into an engineering, procurement and construction agreement with RMT Inc. as the contractor during the construction of the Kingman project. Pursuant to this agreement, the Company paid an initial deposit of US$4,000,000 in December 2010. The reminder of the contract price will be paid throughout the construction period.

(h)	As at December 31, 2010, the Company has placed on deposit $100,000 to secure corporate credit cards.

The contingent liabilities are as follows:

The Company has four employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

OTHER MD&A REQUIREMENTS
Disclosure of Outstanding Share Data
Summary of Securities Issued During the Year

	Common Shares #	Common Shares $	Contributed Surplus $	Warrants $	Total $
Balance, December 31, 2009	47,542,397	$47,319,717	$6,714,588	$5,888,719	$5,888,719
Cash Transactions
Private placement of 2,592,300 units,
net of issuance costs and broker
warrants, $1,030,007	2,593,300	$1,822,624	$-	$790,855	$2,613,479
Private placement of 2,300,000 units,
net of issuance costs and broker
warrants, $761,802	2,300,000	$1,538,198	$-	$651,139	$2,189,337
Exercise of warrants:
Warrants at $0.65 per share	200,000	$201,405	$-	$(71,405)	$130,000
Warrants at 1.00 per share	1,410,284	$1,852,209	$-	$(441,925)	$1,410,284
Exercise of options:
Options at $1.23 per share	300,000	$621,039	$(252,039)	$-	$369,000
Options at $ 1.43 per share	100,000	$272,326	$(129,326)	$-	$143,000
	54,445,981	$53,627,518	$6,333,223	$6,817,383	$66,778,124
Non-cash transaction
Bonus shares or warrants issued for
financing	816,005	$941,094	$-	$2,077,915	$3,019,009
Expiry of warrants	-	$-	$4,588,600	$(4,588,600)	$-
Warrants issued	-	$-	$-	$170,070	$170,070
Stock-based compensation	-	$-	$1,152,958	$-	$1,152,958
Balance, December 31, 2010	55,261,986	$54,568,612	$12,074,781	$4,476,768	$71,120,161

Summary of Options Granted During the Period

On March 11, 2010, the Company granted 300,000 options to an officer and director of the Company to acquire shares at $1.53 per share.

On December 21, 2010, the Company granted 3,100,000 options to consultants, employees and directors of the Company to acquire shares at $1.09 per share.

Summary of Marketable Securities Held at the End of the Period

None

Summary of Securities at the End of the Reporting Period

Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and outstanding:	55,261,986 common shares

Number and Recorded Value for Shares Issued and Outstanding

At December 31, 2010, the Company had 55,261,986 common shares outstanding having an average paid up value of $0.99 per share ($54,568,612).

Number and Recorded Value for Shares Issued and Outstanding

At December 31, 2010, the Company had 55,261,986 common shares outstanding having an average paid up value of $0.99 per share ($54,568,612).

At December 31, 2010 there were 55,261,986 common shares and 8,094,887 warrants outstanding.

At April 11, 2011 there were 57,680,329 common shares and 6,948,710 warrants outstanding.

At December 31, 2010 and April 11, 2011 there were 7,400,000 and 7,287,636 stock options respectively outstanding.

Description of Options, Warrants and Convertible Securities Outstanding as at December 31, 2010

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	400,000	$ 1.23	September 25,2011
Stock Options	850,000	$ 1.54	November 8,2012
Stock Options	275,000	$ 1.32	November 28,2012
Stock Options	275,000	$ 1.32	December 10,2012
Stock Options	1,700,000	$ 1.34	November 4,2013
Stock Options	400,000	$ 1.34	December 15,2013
Stock Options	300,000	$ 1.53	March 11,2015
Stock Options (1)	3,100,000	$ 1.09	December 21,2015
Stock Options	100,000	$ 1.11	June 24,2019
	7,400,000

Warrants (2)	1,036,000	$ 1.00	May 5,2011
Warrants (3)	291,099	$ 0.65	May 5,2011
Warrants (4)	100,000	$ 1.00	May 5,2011
Warrants (5)	150,037	$ 1.00	May 12,2011
Warrants (6)	579,305	$ 1.00	June 5,2011
Warrants (7)	514,400	$ 1.50	June 30,2012
Warrants	782,250	$ 1.50	July 6,2012
Warrants (8)	311,303	$ 1.15	July 19,2012
Warrants	457,241	$ 1.25	November 30,2012
Warrants (9)	64,013	$ 1.00	November 30,2012
Warrants	692,759	$ 1.25	December 17,2012
Warrants	3,017,500	$ 1.00	December 17,2012
Warrants	98,980	$ 1.82	January 15,2013
	8,094,887

1 On February 14, 2011 and April 6, 2011, 62,364 and 50,000 options, respectively, were exercised for proceeds of $129,477.

2 Subsequent to December 31, 2010, 952,500 warrants were exercised for proceeds of $952,500.

3 On February 8, 2011 and March 1, 2011, 200,000 and 91,099 warrants, respectively, were exercised for proceeds of $189,214. In conjunction with this exercise 145,549 additional warrants were issued and they were exercised on April 6, 2011 for proceeds of $145,549.

4 On April 6, 2011 100,000 warrants were exercised for proceeds of $100,000.

5 On January 21, 2011 18,500 warrants were exercised for proceeds of $18,500.

6 In January 2011, 59,304 warrants were exercised for total proceeds of $59,304.

7 On January 20, 2011 514,400 warrants were exercised for proceeds of $771,600.

8 On January 5, 2011 and March 8, 2011, 196,121 warrants were exercised for proceeds of $225,539.

9 On March 16, 2011, 28,506 warrants were exercised for proceeds of $28,506.

Total Number of Shares in Escrow or Subject to Pooling Agreement

449,994 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.